Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

(the “Company”)

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Wednesday, October 15, 2025. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Special Meeting of Shareholders and Management Information Circular dated September 17, 2025 (the “Circular”). The matters voted upon at the Meeting and the results of the voting as provided by TSX Trust Company after the Meeting were as follows:

1.	Fixing the Number of Director at Seven

The Voting Results showed that 2,123,906 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Fixing Number of Directors at Seven	2,059,735	96.98%	64,171	3.02%

As a result of the foregoing the number of Directors for the ensuing year will be fixed at seven (7).

2.	Election of Directors

The Voting Results showed that 2,123,906 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Trent Mell	2,017,892	95.01%	106,104	4.99%
John Pollesel	2,043,514	96.21%	80,392	3.79%
Alden Greenhouse	2,068,033	97.37%	55,873	2.63%
Gerard Hueber	2,065,607	97.26%	58,299	2.74%
David Stetson	2,067,389	97.34%	56,517	2.66%
Jody Thomas	2,067,117	97.33%	56,789	2.67%
Susan Uthayakumar	2,035,232	95.82%	88,674	4.18%

As a result of the foregoing each of the above-noted seven nominee directors were elected directors of the Company for the ensuing year or until their successors are elected or appointed.

1

3.	Restructuring Transaction

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by holders of Common Shares. The Voting Results showed that 2,123,906 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Restructuring Transacation	2,019,892	95.10%	104,014	4.90%

As a result of the foregoing, the resolution described on pages 20-21 of the Circular was adopted as an ordinary resolution of the Company and the Restructuring Transaction was approved.

4.	Creation of Control Person(s)

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by disinterested holders of Common Shares. The Voting Results showed that 2,123,906 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Creation of Control Person(s)	2,015,187	94.88%	108,719	5.12%

As a result of the foregoing, the resolution described on page 24 of the Circular was adopted as an ordinary resolution of the disinterested holders of the Company and the Creation of Ctonrol Person(s) was approved.

5.	Reverse Split

The vote on this special resolution was required to be approved by no less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. The Voting Results showed that 2,123,906 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Reverse Split	1,913,933	90.11%	209,973	9.89%

2

As a result of the foregoing, the resolution described on pages 27-28 of the Circular was adopted as a special resolution of the Company and the Reverse Split was approved.

DATED this 15th day of October, 2025.

ELECTRA BATTERY MATERIALS CORPORATION

By:	/s/ Trent Mell
Trent Mell, Chief Executive Officer